UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1 )

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

Brian Kempner, Chief Operating Officer & General Counsel
FirstMark Capital, L.L.C.
1221 Avenue of the Americas
New York, New York 10020 (212) 792-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F100

1		Names of Reporting Persons.

FirstMark Capital, L.L.C.

2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3		SEC Use Only

4		Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6		Citizenship or Place of Organization

Delaware

Number of	7	Sole Voting Power
Shares
Beneficially		47,291(1)(2)
Owned

	8	Shared Voting Power

0

	9	Sole Dispositive Power

47,291(1)(2)

	10	Shared Dispositive Power

0

11		Aggregate Amount Beneficially Owned by Each Reporting Person

47,291(1))(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13		Percent of Class Represented by Amount in Row (11)

0.4%

14		Type of Reporting Person (See Instructions)

IA

(1)	See Item 5 below.

(2)

As described in Items 4 and 5, FirstMark Capital, L.L.C. (the “Reporting Person”) may have been deemed to be part of a group with The First American Corporation (“FAMC”) pursuant to the terms of the Stockholders Agreement. The Reporting Person does not affirm membership in such a group and expressly disclaims beneficial ownership of the approximately 57,308,552 shares of Class A Common Stock owned by FAMC following the consummation of the Exchange Offer (as defined herein).

This Amendment No. 1 amends certain portions of the Schedule 13D filed on August 25, 2008 (the “Schedule 13D”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

          (a) The Reporting Person may be deemed to beneficially own 47,291 shares of Class A Common Stock consisting of (i) a warrant to purchase 41,462 shares of Class A Common Stock at an exercise price of $12.05925 per share, (ii) an option to purchase 2,829 shares of Class A Common Stock at an exercise price of $46.25 per share, (iii) an option to purchase 2,000 shares of Class A Common Stock at an exercise price of $50.25 per share and (iv) an option to purchase 1,000 shares of Class A Common Stock at an exercise price of $14.50 per share, representing in the aggregate approximately 0.4% of the outstanding Class A Common Stock, based on the 12,098,680 shares of Class A Common Stock outstanding on October 26, 2009 according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

In addition, prior to the tender by the Reporting Person of 2,092,130 shares of Class A Common Stock in the Exchange Offer (as defined below), by virtue of the Stockholders Agreement (as defined in the Schedule 13D), it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, had been formed that included FAMC and the Reporting Person. Based on documents publicly filed by FAMC, such group would be deemed to beneficially own, in the aggregate, 57,355,843 shares of Class A Common Stock, representing approximately 96% of the equity interest in the Issuer. The Reporting Person expressly disclaims beneficial ownership of Class A Common Stock beneficially owned by FAMC and does not affirm that any such “group” exists. Furthermore, as a result of the tender by the Reporting Person of its shares of Class A Common Stock in the Exchange Offer, the provisions of the Stockholders Agreement relating to the Reporting Person’s tag-along rights, registration rights and right to designate a director or board observer have now terminated.

          (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 47,291 shares of Class A Common Stock beneficially owned by it. The Reporting Person has the shared power to vote, direct the vote, dispose and direct the disposition of 0 shares of Class A Common Stock.

          (c) In connection with FAMC’s offer to exchange each share of Class A Common Stock not owned by FAMC for 0.58 shares of FAMC’s common stock (the “Exchange Offer”), the Reporting Person tendered 2,092,130 shares of Class A Common Stock to FAMC. In a press release dated November 11, 2009, FAMC announced the consummation of the Exchange Offer and the acceptance of the tendered shares. Except for the foregoing transaction, the Reporting Person has not effected any transaction relating to the Class A Common Stock during the past 60 days.

          (d) Not applicable.

          (e) On November 10, 2009, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock as a result of the acceptance by FAMC of the shares tendered by the Reporting Person in connection with the Exchange Offer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: November 12, 2009
FirstMark Capital, L.L.C.

	By:	/s/ Brian Kempner

Brian Kempner
Chief Operating Officer and General Counsel